SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.154/0001-29
NIRE 3130002551-9
PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING
held on March 28, 2008

Date, Time and Venue:

The meeting was held on March 28, 2008, at 13:00 p.m., at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or the “Company”), at Rua Levindo Lopes, 258, Funcionários, in the city of Belo Horizonte, State of Minas Gerais.

Call:

Tele Norte’s shareholders were called pursuant to notice published at the newspaper Valor Econômico on 02/28/2008, 02/29/2008 and 03/03/2008, and at the Official Gazette of the State of Minas Gerais on 02/29/2008, 03/01/2008 and 03/04/2008, pursuant to article 124, paragraph 1, item II, of Law 6,404/76.

Attendance:

The shareholders representing over fifty percent (50%) of Tele Norte’s voting capital, as per the signatures on the Shareholders’ Attendance Book, were present to the meeting. The following persons also attended the Meeting: Alexsandro de Souza Popovic, member of Tele Norte’s Fiscal Council; Rodrigo Nogueira Mendes, corporate legal manager of the subsidiary company Amazônia Celular S.A., in addition to Paulo Marques Garrucho and Leonardo Fonseca de Freitas Maia, representing Tele Norte’s independent auditors, Deloitte Touche Tohmatsu.

Presiding Board:

Upon verifying the necessary quorum for the respective installation, pursuant to article 125, main section, of Law 6.404/76, the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte were installed by Mr. Rodrigo Nogueira Mendes, as the attorney-in-fact of Mr. André Machado Mastrobuono, the Company’s Chief Executive Officer, Chief Financial Officer and Investor Relations Officer (doc. 01). Following that, Mr. Victor Gelli Cavalcanti took over the chair of the Meeting, and invited Mr. Rodrigo Nogueira Mendes to be the Secretary.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Agenda:

Annual General Shareholders’ Meeting:

1. To evaluate the Management’s accounts, and to examine, discuss and vote the Financial Statements referring to the year ended 12/31/2007;

2. To resolve on the allocation of net income for the fiscal year ended on 12/31/2007, and on payment of dividends; and

3. To elect the members of the Fiscal Council and establish the respective individual compensation, pursuant to article 162, paragraph 3, of Law 6,404/76.

Extraordinary General Shareholders’ Meeting:

1. To resolve on the total amount of the Management’s compensation for fiscal year 2008.

Resolutions:

The reading of the agenda was waived, and attending shareholders unanimously resolved to draw up the minutes of these Meetings in the summary format, pursuant to the provisions of article 130, paragraph 1, of Law 6,404/76, with shareholders being entitled to present their votes and state their objections, which, after being received by the Presiding Board, shall be filed at the Company’s headquarters.

Preliminarily, the Chairman recorded the receipt of the copy of the minutes of the Previous Meeting of the Signatories of the Shareholders’ Agreement of Newtel Participações S.A., held on March 26, 2008 at 9:00 a.m. (doc. 02), and of the minutes of the Extraordinary General Shareholders’ Meeting of Telpart Participações S.A., held on March 26, 2008, at 10:30 a.m. (doc. 03), which contain the vote instructions to be followed in this meeting by the representatives of the shareholder Telpart Participações S.A.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Then, the Chairman requested the discussion and deliberation on item 1 of the agenda of the Annual General Shareholders’ Meeting, being approved, by the unanimity of the delivered votes, with the abstention from voting of the shareholders Polo Fundo de Investimento em Ações, Vinson Fund LLC, Engeform Construções e Comércio Ltda., Polo Norte Fundo de Investimento Multimercado, Antonia Cliucy Pires Chaves, Carlos Eduardo Ferreira Corrêa, Gabriel Agostini, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Vic Distribuidora de Titulos e Valores Mobiliários S.A. and Victor Adler, the Management’s accounts and financial statements for fiscal year ended December 31, 2007, with a favorable opinion of the Company’s Fiscal Council (doc. 04).

Then, the meeting discussed item 2 of the agenda of the Annual General Shareholders’ Meeting, and unanimously approved, with the abstention from voting of the shareholders Polo Fundo de Investimento em Ações, Vinson Fund LLC, Engeform Construções e Comércio Ltda., Polo Norte Fundo de Investimento Multimercado, Antonia Cliucy Pires Chaves, Carlos Eduardo Ferreira Corrêa, Gabriel Agostini, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Vic Distribuidora de Titulos e Valores Mobiliários S.A. and Victor Adler, the Tele Norte’s Management proposal referring to the allocation of net income for the fiscal year ended December 31, 2007, and to the payment of dividends (doc. 05), which shall be carried out within the shortest possible term.

As for item 3 of the agenda of the Annual General Shareholders’ Meeting, the following members were elected by the controlling shareholder, Telpart Participações S.A., as members of the Company’s Fiscal Council, with term of office until the next Annual General Shareholders’ Meeting, to be held in 2009:

- Mr. José Escodro, Brazilian citizen, married, accountant, ID card CRC/SP 1SP095428/0-2 and individual taxpayer’s (CPF/MF) 712.687.408 -10, resident and domiciled in the City of São Paulo, State of São Paulo, having office at Rua Pedro de Toledo, 980, 12th floor, 123, as sitting member;

- Mr. Hiram Bandeira Pagano Filho, Brazilian citizen, single, attorney, enrolled with OAB/RJ (Rio de Janeiro Section of the Brazilian Bar Association) under n. 121.648 and individual taxpayer’s (CPF/MF) 085.074.717 -14; having office at Av. Presidente Wilson, 231, 403/404, as Mr. Escodro’s respective alternate;

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

- Mr. Bento do Amaral Peixoto Moreira Franco, Brazilian citizen, married, engineer, ID card 091.318.337 IFP/RJ and individual taxpayer’s (CPF/MF) 052.429.507 -73, resident and domiciled in the City of São Paulo, State of São Paulo, having office at Av. Brigadeiro Faria Lima, 2055, 15th floor, as sitting member;

- Mr. João Eduardo Tavares de Andrade Lopes, Brazilian citizen, single, economist, ID card 130.671.183 IFP/RJ and individual taxpayer’s (CPF/MF) 010.542.187 -14, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, having office at Rua Lauro Muller 116, 4102 (part), as Mr. Franco’s respective alternate;

- Mr. Marcos Rocha de Araújo, Brazilian citizen, married, economist, ID card 981.836 SSP/DF and individual taxpayer’s (CPF/MF) 381.665.501 -72, resident and domiciled in the City of Brasília/DF, at QI 25, Lot 10, ap. 611, Guará II, as sitting member; and

- Mr. Edmilson Gama da Silva, Brazilian citizen, married, attorney, ID card 14.388 (OAB/RJ) and individual taxpayer’s (CPF/MF) 047.636.498 -17, resident and domiciled in the City of Brasília/DF, at CSHIS, QI, 25, 6, house 4, as Mr. Araújo’s respective alternate.

In a separate voting session, in which shareholder Telpart Participações S.A. abstained from any type of manifestation or action, the shareholders holding preferred shares issued by the Company elected, by the majority of votes, the following members of the Fiscal Council of Tele Norte:

- Mr. Ruy Flaks Schneider, Brazilian citizen, married, engineer, ID Card 183.393 (Ministry of Navy), and individual taxpayer’s (CPF/MF) 010.325.267 -34, resident and domiciled in the City and State of Rio de Janeiro, at Av. Almirante Barroso, 63, 2614, as sitting member; and

- Mr. Marcos Duarte Santos, Brazilian citizen, single, engineer, ID Card 08383583-5 IFP/RJ and individual taxpayer’s (CPF/MF) 014.066.837 -36, resident and domiciled in the City and State of Rio de Janeiro, at Av. Sernambetiba, 3600, bl. 05, 2103, as Mr. Schneider’s respective alternate.

The individual compensation of the sitting members of the Fiscal Council of Tele Norte was maintained, by unanimous vote, with the abstention from voting of shareholders Polo Fundo de Investimento em Ações, Vinson Fund LLC, Engeform Construções e Comércio Ltda., Polo Norte Fundo de Investimento Multimercado, Antonia Cliucy Pires Chaves, Carlos Eduardo Ferreira Corrêa, Gabriel Agostini, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Vic Distribuidora de Titulos e Valores Mobiliários S.A. and Victor Adler, at R$ 2,100.00 (two thousand and one hundred reais) per month, in respect of the minimum amount set forth in article 162, paragraph 3, of Law no. 6,404/76.

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Next, the Chairman submitted to deliberation the single item of the agenda of the Extraordinary General Shareholders’ Meeting, being unanimously approved, with the abstention from voting of shareholders Polo Fundo de Investimento em Ações, Vinson Fund LLC, Engeform Construções e Comércio Ltda., Polo Norte Fundo de Investimento Multimercado, Antonia Cliucy Pires Chaves, Carlos Eduardo Ferreira Corrêa, Gabriel Agostini, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Vic Distribuidora de Titulos e Valores Mobiliários S.A. and Victor Adler, the total amount of the Management’s compensation for the fiscal year of 2008, pursuant to Tele Norte’s Management Proposal (doc. 06).

Closing:

Nothing else to be discussed, the Chairman offered the floor to anyone who intended to make use of it and, as no one did, the Meeting were closed and these present minutes were drawn up, read, found in compliance and signed by all the attending shareholders, by Mr. Alexsandro de Souza Popovic, member of Tele Norte’s Fiscal Council, the Chairman and the Secretary. The publication of these minutes omitting the signatures of the present shareholders was approved, pursuant to article 130, paragraph 2, of Law 6.404/76.

Belo Horizonte/MG, March 28, 2008.

Victor Gelli Cavalcanti	Rodrigo Nogueira Mendes
Chairman	Secretary

Alexsandro de Souza Popovic
Member of the Fiscal Council

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Attending Shareholders:

Telpart Participações S.A.
(by proxy Victor Gelli Cavalcanti)

Emerging Markets Growth Fund Inc.
(by proxy Clóvis Lopes da Silva Purgato)

Capital Guardian Emerging Markets Equity Fund For Tax-Exempt Trusts
(by proxy Clóvis Lopes da Silva Purgato)

Capital Guardian Emerging Markets Equity DC Master Fund
(by proxy Clóvis Lopes da Silva Purgato)

Capital Guardian Emerging Markets Equity Master Fund
(by proxy Clóvis Lopes da Silva Purgato)

Capital Guardian Emerging Markets Restricted Equity
(by proxy Clóvis Lopes da Silva Purgato)

The DFA Inv. T. Co. on Beh. ITS S. the Em. Sll. Caps.
(by proxy Clóvis Lopes da Silva Purgato)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Antonio Cardoso dos Santos

Polo Fundo de Investimento em Ações
(by proxy Antonio Cardoso dos Santos)

Vinson Fund, LLC
(by proxy Antonio Cardoso dos Santos)

Engeform Construções e Comércio Ltda.
(by proxy Antonio Cardoso dos Santos)

Gas Fundo de Investimento em Ações
(by proxy Antonio Cardoso dos Santos)

Polo Norte Fundo de Investimento Multimercado
(by proxy Antonio Cardoso dos Santos)

Antonia Cliucy Pires Chaves
(by proxy Antonio Cardoso dos Santos)

Carlos Eduardo Ferreira Corrêa
(by proxy Antonio Cardoso dos Santos)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

Gabriel Agostini
(by proxy Antonio Cardoso dos Santos)

Pedro Paulo de Souza
(by proxy Antonio Cardoso dos Santos)

Rosane Moraes Coutinho de Oliveira
(by proxy Antonio Cardoso dos Santos)

Vic Distribuidora de Titulos e Valores Mobiliários S.A.
(by proxy Antonio Cardoso dos Santos)

Victor Adler
(by proxy Antonio Cardoso dos Santos)

This page makes up the Minutes of the Annual and Extraordinary General Shareholders’ Meeting of Tele Norte Celular
Participações S.A. held on March 28, 2008, at 1:00 p.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.